UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On Friday, April 15, 2016, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), an indirect subsidiary of CEMEX, will report its first quarter 2016 results on Thursday, April 21, 2016 and host a conference call and webcast presentation on this same date at 11:30 a.m. Eastern Time to discuss the results. CLH’s live presentation can be accessed, and dial-in information is available, at www.cemexlatam.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 15, 2016	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller